UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Avient Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Avient Corporation
33587 Walker Road
Avon Lake, Ohio 44012

Avient Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Avient Retirement Savings Plan
Avon Lake, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Avient Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

/s/  Bober, Markey, Federovich & Company
Cleveland, Ohio
June 23, 2026

Avient Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$724,763,126	$670,593,631
Contributions receivable	398,211	245,481
Participant notes receivable	6,313,241	7,562,692
Net Assets Available for Benefits	$731,474,578	$678,401,804
See accompanying notes to financial statements.

Avient Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2025
Additions
Interest and dividend income	$10,695,449
Contributions
Participant	27,977,684
Employer	12,832,045
Rollover	4,504,447
Net realized and unrealized gains in fair value of investments	84,564,096
Interest on participant notes receivable	576,296
Total Additions	141,150,017
Deductions
Benefits paid directly to participants	(87,446,271)
Administrative expenses	(630,972)
Total Deductions	(88,077,243)

Net increase in net assets available for benefits	53,072,774
Net Assets Available for Benefits
Beginning of year	678,401,804
End of year	$731,474,578
See accompanying notes to financial statements.

Avient Retirement Savings Plan
Notes to Financial Statements

Note 1 — SUMMARY DESCRIPTION OF THE PLAN
General
The Avient Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of Avient Corporation (the Company or Plan Administrator) and its subsidiaries, in the United States, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the Avient Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (IRC), provided certain conditions are met.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. The Plan also permits the Company to make an additional discretionary matching contribution of up to 4%. No additional discretionary matching contributions were made in 2025 or 2024.
Vesting
Participant contributions and Company matching contributions are fully vested immediately.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service (IRS) requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments.

Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
Participants are charged investment management fees, which are netted with the returns of the respective investment. Plan expenses may be paid from plan assets or by the Company.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4, Fair Value Measurement, for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized and unrealized gains or losses on those investments.
Subsequent Events
Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the report date which is the date the financial statements were available to be issued.

Note 3 — SELF-DIRECTED BROKERAGE ACCOUNTS
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through Fidelity National Financial Services, and are comprised of various investments made at the sole direction of the Plan participants.

Note 4 — FAIR VALUE MEASUREMENT
In accordance with Accounting Standards Codification 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized, based on the degree of subjectivity inherent in the valuation technique, into the following fair value hierarchy:
Level 1: Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.
Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
Mutual funds: Registered investment companies or mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified within Level 1 of the valuation hierarchy.
Company common stock: The Plan invests in a real-time traded fund, which holds Avient Corporation common stock. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Common stock is classified within Level 1 of the valuation hierarchy.
Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in common stock, mutual funds, and short-term investments and as such, can be classified within Level 1 or Level 2.
Pooled separate account: The Plan holds interests in a Stable Value Fund, which consists of an investment in the New York Life Insurance Anchor Account (the Anchor Account), which is not traded in an active market, and is valued at the NAV per share of the fund as a practical expedient for the estimated fair value of the fund. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV is provided by the fund sponsor. The Anchor Account is made available to the participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at a contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Stable Value Fund, the issuer reserves the right to require 12 months' notification to ensure the liquidation of securities is carried out in an orderly business manner.
Common collective trust funds: Common collective trust funds represent investments held in pooled funds. The Plan's interests in the collective trust funds are valued at NAV and provided by the fund sponsor. The accuracy of the NAV is verified using the audited financial statements of the collective trust funds. The NAV, as provided by the fund sponsor, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trust funds, the investment advisors reserve the right to temporarily delay withdrawal from the trust in order to ensure the liquidation of securities is carried out in an orderly business manner.

The fair values of the Plan's investments at December 31, 2025 and 2024, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2025
	Total	Level 1	Level 2
Mutual funds	$231,806,058	$231,806,058	$—
Company common stock	20,908,453	20,908,453	—
Self-directed brokerage accounts	33,243,764	27,510,301	5,733,463
Total	$285,958,275	$280,224,812	$5,733,463

Investments measured at net asset value:
Pooled separate account - Stable value fund	39,386,629
Common collective trust funds	399,418,222
Total investments, at fair value	$724,763,126

	Assets at Fair Value as of December 31, 2024
	Total	Level 1	Level 2
Mutual funds	$214,916,644	$214,916,644	$—
Company common stock	28,765,613	28,765,613	—
Self-directed brokerage accounts	31,617,032	24,866,264	6,750,768
Total	$275,299,289	$268,548,521	$6,750,768

Investments measured at net asset value:
Pooled separate account - Stable value fund	46,334,880
Common collective trust funds	348,959,462
Total investments, at fair value	$670,593,631

Investments in Entities that Calculate Net Asset Value Per Share
The following tables summarize investments for which fair value is measured using the NAV per share as a practical expedient as of December 31, 2025 and 2024:

December 31, 2025	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$39,386,629	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	20,601,247	n/a	Daily	Daily
Northern Trust Collective Russell 1000 Growth Fund	64,186,347	n/a	Daily	Daily
T. Rowe Price Retire 2005	2,097,860	n/a	Daily	30 days
T. Rowe Price Retire 2010	798,812	n/a	Daily	30 days
T. Rowe Price Retire 2015	2,502,154	n/a	Daily	30 days
T. Rowe Price Retire 2020	9,125,514	n/a	Daily	30 days
T. Rowe Price Retire 2025	33,179,715	n/a	Daily	30 days
T. Rowe Price Retire 2030	57,951,038	n/a	Daily	30 days
T. Rowe Price Retire 2035	59,829,240	n/a	Daily	30 days
T. Rowe Price Retire 2040	42,576,559	n/a	Daily	30 days
T. Rowe Price Retire 2045	32,557,996	n/a	Daily	30 days
T. Rowe Price Retire 2050	21,227,984	n/a	Daily	30 days
T. Rowe Price Retire 2055	20,502,413	n/a	Daily	30 days
T. Rowe Price Retire 2060	11,779,552	n/a	Daily	30 days
T. Rowe Price Retire 2065	4,364,612	n/a	Daily	30 days
T. Rowe Price Retire 2070	45,008	n/a	Daily	30 days
Acadian All Country World ex US Equity CIT Fund Class F	16,092,171	n/a	Daily	30 days

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$46,334,880	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	20,765,433	n/a	Daily	Daily
Northern Trust Collective Russell 1000 Growth Fund	67,605,318	n/a	Daily	Daily
T. Rowe Price Retire 2005	2,376,625	n/a	Daily	30 days
T. Rowe Price Retire 2010	622,278	n/a	Daily	30 days
T. Rowe Price Retire 2015	2,755,113	n/a	Daily	30 days
T. Rowe Price Retire 2020	9,184,477	n/a	Daily	30 days
T. Rowe Price Retire 2025	34,101,122	n/a	Daily	30 days
T. Rowe Price Retire 2030	51,332,543	n/a	Daily	30 days
T. Rowe Price Retire 2035	50,011,819	n/a	Daily	30 days
T. Rowe Price Retire 2040	36,944,529	n/a	Daily	30 days
T. Rowe Price Retire 2045	28,131,015	n/a	Daily	30 days
T. Rowe Price Retire 2050	17,129,865	n/a	Daily	30 days
T. Rowe Price Retire 2055	16,362,823	n/a	Daily	30 days
T. Rowe Price Retire 2060	8,791,447	n/a	Daily	30 days
T. Rowe Price Retire 2065	2,845,055	n/a	Daily	30 days

Participants in the Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.

Note 5 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6 — PARTY IN INTEREST TRANSACTIONS
As of each of December 31, 2025 and 2024, the Plan was invested in certain investments managed by Fidelity Management Trust Company, Fidelity National Financial Services, or their affiliates (collectively, Fidelity). Fidelity served as the trustee of the Plan during both 2025 and 2024. The Plan also invests in the common stock of the Company. Purchases, sales, and dividends related to the Company's common stock in 2025 were $4,457,972, $5,567,934, and $747,650, respectively. These transactions qualified as party in interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Note 7 — INCOME TAX STATUS
The IRS has determined and informed the Plan sponsor by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, we believe that the Plan is designed, and has operated, in compliance with the applicable requirements of the IRC. Therefore, we believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2022.

Note 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$731,474,578	$678,401,804
Contributions receivable	(398,211)	(245,481)
Net assets available for benefits per the Form 5500	$731,076,367	$678,156,323

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2025:

December 31, 2025
Net increase in net assets available for benefits per the financial statements	$53,072,774
Change in contributions receivable	(152,730)
Net income per the Form 5500	$52,920,044

Avient Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
	Real-Time Traded Stock Fund:
*	Avient Corporation Common Stock	669,202	shares		$20,908,453
	Pooled Separate Account:
	New York Life Insurance Account	39,386,629	units		39,386,629
	Mutual Funds:
	American Funds - Washington Mutual Investors R6	503,513	units		32,849,199
	Eaton Vance Alt Cap SMID-Cap R6	432,606	units		16,131,894
*	Fidelity US Bond Index Fund	1,502,038	units		15,861,517
*	Fidelity 500 Index Fund	534,883	units		127,152,406
*	Fidelity Extended Market Index Fund	156,698	units		15,774,766
*	Fidelity Total International Index Fund	1,387,776	units		24,036,276
	Common Collective Trust Funds:
	Loomis Core Plus Fixed Income	1,129,454	units		20,601,247
	Northern Trust Collective Russell 1000 Growth Fund	152,588	units		64,186,347
	T. Rowe Price Retire 2005	133,367	units		2,097,860
	T. Rowe Price Retire 2010	49,523	units		798,812
	T. Rowe Price Retire 2015	152,199	units		2,502,154
	T. Rowe Price Retire 2020	541,895	units		9,125,514
	T. Rowe Price Retire 2025	1,899,240	units		33,179,715
	T. Rowe Price Retire 2030	3,147,802	units		57,951,038
	T. Rowe Price Retire 2035	3,060,319	units		59,829,240
	T. Rowe Price Retire 2040	2,074,881	units		42,576,559
	T. Rowe Price Retire 2045	1,531,420	units		32,557,996
	T. Rowe Price Retire 2050	991,499	units		21,227,984
	T. Rowe Price Retire 2055	955,823	units		20,502,413
	T. Rowe Price Retire 2060	521,450	units		11,779,552
	T. Rowe Price Retire 2065	235,416	units		4,364,612
	T. Rowe Price Retire 2070	4,195	units		45,008
	Acadian All Country World ex US Equity CIT Fund Class F	894,010	units		16,092,171
*	Self-Directed Brokerage Account - Fidelity National Financial Services **	Various investments			33,243,764
*	Participant Loans	At interest rates ranging from 3.25% to 9.50%			6,313,241
					$731,076,367
* Indicates party in interest to the Plan.
** Cost information not required for participant directed assets.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2026	AVIENT RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the Avient Retirement Savings Plan

	By:	/s/ Giuseppe Di Salvo
	Name:	Giuseppe Di Salvo
	Title:	Senior Vice President and Chief Financial Officer
On Behalf of the Retirement Plan Committee